Room 4561

								December 2, 2005

Michael Nouri
President and Chief Executive Officer and
Smart Online, Inc.
2530 Meridian Parkway, 2nd Floor
Durham, North Carolina  27713

Re:	Smart Online, Inc.
Form 8-K filed on November 21, 2005
      File No. 1-32634

Dear Mr. Nouri:

      We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revisions unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed on November 21, 2005
1. With regard to the interim periods defined in your discussions of the periods during which there were no disagreements with BDO Seidman, LLP, reportable events or consultations with Goldstein Golub
Kessler LLP, please amend to extend the interim periods from the date of the last audited financial statements to the date of resignation or engagement, as applicable.
2. Amend to file an Exhibit 16 letter from your former accountant stating whether it agrees with the statements made in your revised Form 8-K.

Form 10-Q/A filed on November 22, 2005
3. In light of the restatement of your Form 10-Q for the quarter ended June 30, 2005, please tell us, in reasonable detail, the following:
a. the reason(s) for the error and clarify the period(s) to which the error relates. In this regard, we note your statement that the issuance of the underlying warrants occurred in 2003, however, the restatement appears to have impacted only the quarter ended June 30,
2005;
b. your consideration of any potential reporting obligation under
Item 4.02 of Form 8-K;
c. the basis for your officers` conclusions that the company`s disclosure controls and procedures were nonetheless effective as of
June 30, 2005 and September 30, 2005;
d. how you considered whether the error might indicate the presence of a reportable condition or material weakness in disclosure controls and procedures;
e. when, and by whom, the error was identified and when the error was first communicated;
f. the steps you have taken (or plan to take) and procedures you have implemented (or plan to implement) to ensure that the error does not recur.

      As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation
S-T. Please furnish a cover letter with any amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendments and your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filings.

	You may contact Tamara Tangen, Staff Accountant, at (202)
551-
3443 or me at (202) 551-3488 with any questions.

      Sincerely,



      Stephen G. Krikorian
      Branch Chief - Accounting

Mr. Michael Nouri
Smart Online, Inc.
December 2, 2005
Page 3